Thomas S. Harman

+1.202.373.6725

thomas.harman@morganlewis.com

VIA EDGAR

December 2, 2016

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen California Municipal Value Fund, Inc.

File Nos: 333-213468 and 811-05235

Dear Ms. Bentzinger:

This letter responds to the comments we received from you in a letter dated September 29, 2016 to an initial registration statement on Form N-2 on behalf of the Nuveen California Municipal Value Fund, Inc. (the “Fund”), as filed with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2016. The following summarizes your comments and provides our response to those comments. Additions have been bolded. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

General

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

Acknowledged.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:

Registrant has neither submitted nor expects to submit an exemptive application or no-action request in connection with the registration statement, but the Registrant does have a no-action letter under Rule 486(b) that it relies on from time to time.

PROSPECTUS

Cover Page

3.	Comment: Please revise, in accordance with plain English principles, the following statement: “[t]he degree of economic leverage associated with the Fund’s investment in [securities that have the economic effect of financial leverage] is generally greater than the percentage of the Fund’s net assets invested in those securities.”

Response:

Registrant believes the sentence does not enhance the disclosure and will therefore remove the sentence in the next amendment.

4.	Comment: Please provide the information required by Item 1.1.g of Form N-2.

Response:

Registrant has not included the table required by Item 1.1.g of Form N-2 because such information is not applicable to at-the-market offerings. Registrant notes that this is consistent with past practice and that a similar comment was withdrawn with respect to the registration statements on Form N-2 for the Nuveen AMT-Free Municipal Value Fund (File Nos. 333-211789 and 811-22253) and Nuveen Municipal High Income Opportunity Fund (File Nos. 333-211793 and 811-21449) after oral discussions with the staff in which the information in this response was provided.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Summary – Investment Objectives and Policies, pages 1-2

5.	Comment: Please include a summary of the Fund’s policy of investing up to 10% of net assets in other open- or closed-end investment companies that invest primarily in municipal bonds of the types in which the Fund may invest directly, as discussed on page 24 of the prospectus.

Response:

Registrant will include such a summary at pages 1-2.

6.	Comment: Please update the February 29, 2016 information regarding the Fund’s investment in derivatives based on the Fund’s most recent Form N-Q filing.

Response:

Registrant will provide such information in its next pre-effective amendment as of the Fund’s semi-annual period ending August 31, 2016.

Prospectus Summary – Use of Leverage, page 3

7.	Comment: Please disclose that, because the investment advisory fees are based on a percentage of net assets, which includes assets attributable to the Fund’s use of leverage, Nuveen Fund Advisors, LLC and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage. If true, please also disclose that the advisers will: (a) base their decision regarding whether and how much leverage to use for the Fund based on their assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by recommending to the Fund’s Board of Directors to leverage the Fund (or increase such leverage) only when it determines that such action would be in the best interests of the Fund, and by periodically reviewing the Fund’s performance and use of leverage with the Board.

Response:

When calculating assets upon which its advisory fee is based, Registrant bases its fees on net assets, which does not include the additional exposure to municipal bonds created by the Fund’s use of inverse floating rate securities, if any. Accordingly, Registrant respectfully declines to add the requested disclosure as it is not applicable.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Prospectus Summary – Special Risk Considerations – Leverage Risk, pages 11-12

8.	Comment: The prospectus states that if short- or intermediate-term interest rates rise, the Fund’s cost of leverage could exceed the fixed rate of return on longer-term bonds held by the Fund that were acquired during periods of lower interest rates, reducing returns to Common Stockholders. Please also state that a rise in such rates could reduce income to Common Stockholders. Further, please revise the disclosure to state that the “Fund’s cost of leverage includes the expenses relating to the issuance and ongoing maintenance of any borrowings….” (suggested addition in italics).

Response:

The Fund does not engage in leverage either through borrowing or through the issuance of senior securities. The Fund may invest in inverse floating rate securities that have the economic effect of leverage. Registrant believes the risks of investing in such securities are sufficiently addressed in the Registration Statement under Special Risk Considerations - Inverse Floating Rate Securities. Registrant therefore believes that the generic leverage risk disclosure referenced in the staff’s comment is not relevant and will be removed in the Fund’s next pre-effective amendment.

Prospectus Summary – Distributions, pages 15-16

9.	Comment: The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please identify the circumstances under which the Fund would change this policy.

Response:

The language reserving the right to change at some point in the future a Registrant’s common stock distribution policy and/or the basis for establishing monthly distributions is included in the Prospectus as a warning to investors in common stock that there is no ongoing fundamental right of common shareholders to expect common share distributions to be determined in a particular manner. Registrant cannot realistically identify and describe the circumstances under which it might at some point in the future change its current respective distribution policies because there is virtually no limitation on those circumstances, other than a requirement that the Fund Board determine that such future distribution policy change is in the best interests of

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

the Fund and its common shareholders at that future time. Registrant is willing to add a statement to the registration statement that a change in distributions would be made only after such a finding. However, absent any policy or policies on a change in distribution, Registrant believes providing examples of when a change might be warranted would be purely speculative and potentially misleading. Registrant also believes its disclosure is consistent with other active closed-end funds recently declared effective. See, e.g., Eaton Vance High Income 2021 Target Term Fund (File Nos. 333-209436 and 811-23136); Invesco Dynamic Credit Opportunities Fund (File Nos. 333-206401 and 811-22043); Guggenheim Credit Allocation Fund (File Nos. 333-198646 and 811-22715); and BlackRock Science & Technology Trust (File Nos. 333-198193 and 811-22991). Consequently, Registrant believes the current disclosure in the registration statement with respect to possible future changes in the common stock distribution policy is appropriate and meets the requirements of Form N-2.

The Fund’s Investments - Investment Policies, pages 23-25

10.	Comment: Please update the February 29, 2016 information regarding the Fund’s total investment exposure in investment grade municipal securities based on the Fund’s most recent Form N-Q filing.

Response:

Registrant will provide such information in its next pre-effective amendment based on the Fund’s semi-annual period ending August 31, 2016.

11.	Comment: The prospectus discloses that the Fund will invest at least 80% of its net assets in investment grade securities, and may invest up to 20% of its net assets in below investment grade municipal securities. When describing this investment strategy, please disclose the lowest rating of any instrument in which the Fund may invest, and whether the Fund may invest in securities that are in default. Further, please disclose that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (i.e., distressed securities), as noted in the risk discussion on pages 37 and 39 of the prospectus.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Response:

As currently disclosed in the registration statement, the Fund may invest up to 10% of its net assets in municipal securities rated below B3/B- by all NRSROs that rate the security or that are unrated but judged to be of comparable quality by the Fund’s sub-adviser. This may include distressed or defaulted securities. The following disclosure already is set forth on page 39 of the Prospectus:

The Fund may invest in distressed securities, which are securities issued by companies that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition by the Fund. The issuers of such securities may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these issuers can cause their securities to be particularly risky, although they also may offer the potential for high returns. These issuers’ securities may be considered speculative, and the ability of the issuers to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or region or specific developments within the issuers. Distressed securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment.

12.	Comment: As stated on page 24 of the prospectus, the Fund may invest up to 10% of its net assets in securities of other open- or closed-end investment companies that invest primarily in municipal bonds of the types in which the Fund may invest directly. Please reconcile this statement with the disclosure on page 6 of the SAI, which states that during temporary defensive periods the Fund may deviate from its investment policies and invest up to 10% of its net assets in such securities. Please also reconcile this SAI disclosure with the Fund’s temporary defensive investing policy set forth in the prospectus, which does not discuss investing in other investment companies.

Response:

Registrant has determined to remove the following phrase from page 6 of the SAI to make its disclosure regarding temporary defensive periods consistent throughout the registration statement:

“. . . and up to 10% of its net assets in securities of other open- or closed-end investment companies (including ETFs) that invest primarily in municipal securities of the types in which the Fund may invest directly.”

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Registrant notes that the Fund retains the ability to invest in securities of other investment companies, which ability has been disclosed throughout the Prospectus and SAI. The purpose of the referenced disclosure, however, is to note that while the Fund is generally invested in long-term securities, there may be times when it will be invested in shorter-term securities, either directly or indirectly.

13.	Comment: Page two of the prospectus summary states that the Fund may invest in derivative instruments, including financial futures contracts, interest rate and credit default swaps, options on financial futures, and options on swap contracts. Please include a discussion of the Fund’s investment strategies involving derivatives when describing the Fund’s investment policies on pages 23-25 of the prospectus.

Response:

Registrant will add the following disclosure in the Fund’s next pre-effective amendment on pp 23-25:

The Fund may invest in certain derivative instruments in pursuit of its investment objectives. NFALLC may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of strategies may generate taxable income.

Comment: Further, please disclose that all derivative instruments included within the Fund’s 80% investment policy will be valued on a mark-to-market basis for purposes of calculating compliance with the policy.

Response:

Registrant confirms that all derivative instruments included within the Fund’s 80% investment policy are valued on a mark-to-market basis for purposes of calculating compliance with the policy. Registrant does not believe that adding disclosure to this effect would be material to investors and therefore respectfully declines to add the requested disclosure. Registrant further notes that similar funds with currently effective registration statements do not appear to make similar disclosures in their registration statements and were Registrant to do so, it would be an outlier amongst its peers and possibly confuse investors by adding such disclosure.

The Fund’s Investments – Municipal Securities, pages 25-31

14.	Comment: The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) issuers that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Response:

Registrant has not historically invested in such vehicles to any material degree nor does it currently intend to invest in such vehicles to any material degree. Specifically, Registrant will not invest more than 15% of its net assets in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than 35% of its net assets in the aggregate in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act as well as any investment pools that are excluded from the definition of investment company and are privately offered.

That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

15.	Comment: The prospectus discloses in several places that the Fund may invest up to 15% of its net assets in inverse floating rate securities. Please reconcile this with the statement on page 29 of the prospectus that the Fund expects to make limited investments in inverse floaters. (Please also note that this sentence is inadvertently repeated on page 29).

Response:

In the Fund’s next pre-effective amendment, Registrant will remove the following statement wherever it appears: “The Fund expects to make limited investments in inverse floaters, with leverage ratios that may vary at inception between one and three times.”

16.	Comment: In the second paragraph discussing inverse floating rate securities, the phrase “and because fluctuations in the value of the municipal bond deposited in the special purpose trust affect the value of the inverse floater only, and not the value of the short-term floater issued by the trust” appears twice. Please revise.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Response:

Registrant will make the requested change.

The Fund’s Investments – Special Considerations Relating to California Municipal Securities, page 32

17.	Comment: Please briefly summarize the special considerations relating to California municipal securities; the current disclosure merely cross-references third-party documents for more information. Please also revise the first sentence to clarify that the Fund will invest at least 80% of its net assets in municipal securities, as opposed to California municipal securities, consistent with the description elsewhere in the filing of the Fund’s 80% policy.

Response:

Registrant will revise the first sentence to clarify that the Fund will invest at least 80% of its net assets in municipal securities.

With respect to the special considerations relating to California municipal securities, Registrant provides a detailed Appendix providing Fund investors with substantive information regarding California municipal securities. Across its fund complex, the Adviser has determined to consolidate such information in a single appendix to each such fund. By doing so, such information is made easily accessible to investors who know they can find complete information in the same place for any Nuveen state specific municipal fund. Accordingly, Registrant respectfully declines to make the requested change.

Risk Factors, pages 34-49

18.	Comment: Please revise the discussions on Credit Risk and Below Investment Grade Risk to correspond to the prospectus summary, i.e., move the discussion on below investment grade quality securities from the Credit Risk section to the Below Investment Grade Risk section.

Response:

Registrant will make the requested change.

19.	Comment: Please describe the risks associated with the Fund entering into financial futures and options transactions.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Response:

Registrant has added the requested risk disclosure to the SAI. Although Registrant reserves the ability to enter into financial futures and options transactions, Registrant does not currently intend to enter into such transactions to any significant extent.

Repurchase of Fund Shares; Conversion to Open-End Fund, page 57

20.	Comment: The prospectus states that the Fund’s Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the risks relating to conversion to an open-end fund, such as changes in the Fund’s portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (b) whether the Fund may charge sales or redemption fees upon conversion; (c) whether redemptions would be made in cash or with portfolio securities; and (d) if the Fund, after conversion, were to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Response:

Registrant will add the following disclosure:

If the Fund converted to an open-end investment company, shares of Common Stock would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. As a result, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use certain investment policies and techniques described above. If converted to an open-end fund, the Fund expects to pay all redemptions in cash, but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, new shares of Common Stock may be sold at net asset value plus a sales load. See the SAI under “Certain Provisions in the Articles of Incorporation” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Tax Matters, pages 57-60

21.	Comment: The prospectus states on pages 57-58 that the municipal securities in which the Fund invests may be issued by United States territories such as Puerto Rico. If the Fund has significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance- 2016-02.pdf.

Response:

Registrant does not currently have significant exposure to Puerto Rico debt.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 1-3

22.	Comment: When describing the Fund’s concentration policy, please clarify what is meant by “municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users.” If true, please revise to state that the Fund’s 25% limit on investing in any one industry does not apply to investments in tax-exempt securities issued by governments or political subdivisions of governments. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, 1940 Act Rel. No. 9785 (May 31, 1977).

Response:

The language the staff is referencing is part of a fundamental policy and cannot be altered absent a shareholder vote. Nonetheless, Registrant believes the language is clear as written that the limitation does not apply to municipal securities issued by governments or political subdivisions, only tax-exempt securities issued by non-governmental entities and further clarification would be unnecessary and redundant.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

23.	Comment: A fund (and its adviser) may not ignore the concentration of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Response:

Registrant will add disclosure indicating that it will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Portfolio Composition – Municipal Securities, pages 7-10

24.	Comment: Please reconcile the disclosure on page 8 of the SAI, which states that the Fund may invest not more than 10% of its net assets in municipal securities issued by United States possessions or territories, with the disclosure on page 26 of the prospectus, which does not state any maximum amount that may be invested in municipal securities issued by United States possessions or territories.

Response:

Registrant has removed the reference in the SAI to a 10% limitation on investments in municipal securities issued by United States possessions or territories, as such limitation is no longer applicable.

Portfolio Composition - Hedging Strategies and Other Uses of Derivatives, pages 10-14

25.	Comment: With respect to your statement on page 11 that “[t]he Fund intends to maintain in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked-to-market daily,” please confirm that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Response: Confirmed.

Share Ownership, page 43

26.	Comment: Please furnish the information required by Item 19.3 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Response:

Such information will be provided within 30 days of the filing date of an amendment to the registration statement.

Investment Adviser, Sub-Adviser and Portfolio Manager, pages 45-49

27.	Comment: Please provide the information regarding the number of other accounts managed by the portfolio manager as of the most recent practicable date. See Instruction 1 to Item 21.1 of Form N-2.

Response:

Such information will be provided as of the most recent practicable date in the next filing.

Plan of Distribution – Distribution Through At-The-Market Transactions, pages 54-55

28.	Comment: Please clarify whether the offering of Common Stock will terminate upon termination of the Distribution Agreement between the Fund and Nuveen Securities, as stated on pages 4 and 54 of the prospectus, or upon termination of the Selected Dealer Agreement between Nuveen Securities and selected broker-dealers, as stated on page 55 of the SAI.

Response: The offering of Common Stock will terminate upon termination of the Distribution Agreement between the Fund and Nuveen Securities. The disclosure will be clarified, as needed.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

PART C

29.	Comment: The consent for KPMG LLP is dated September 1, 2016. Please file a new auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness. See Section 4810.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Response:

An updated consent will be filed with Registrant’s next amendment.

30.	Comment: Please include the full undertaking required by Item 34.4.d of Form N-2.

Response:

Registrant will make the requested change.

ANNUAL REPORT

31.	Comment: Disclosure related to offering costs found on page 98 of the Fund’s Annual Report dated February 29, 2016 states the following:

Costs incurred by the Fund in connection with its Shelf Offering was recorded as a deferred charge and recognized as a component of “Deferred offering costs” on the Statement of Assets and Liabilities. The deferred asset is reduced during the one-year period that additional shares are sold by reducing the proceeds from such sales and recognized as a component of “Proceeds from shelf offering, net of offering costs” on the Statement of Changes in Net Assets. Any remaining deferred charges at the end of the one-year life of the Shelf Offering period will be expensed accordingly, as well as any additional Shelf Offering costs the Fund may incur. As Shelf Offering costs are expensed they are recognized as component of “Other expenses” on the Statement of Operations.

Please explain how this accounting treatment of offering costs is in line with ASC 946-20-35-5, which requires that offering costs of a continuously offered closed-end fund be amortized over a 12-month period on a straight-line basis.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

December 2, 2016

Response:

Registrant is following the guidance per Section 8.31 of the May 2016 AICPA Audit & Accounting Guide – Investment Companies which refers to “Costs Incurred in Shelf Registration” (AICPA, Technical Questions and Answers) Section 4110.10, which reads as follows:

“Some closed-end funds and business development companies offer stock through shelf registration statements. According to Q&A section 4110.10, “Costs Incurred in Shelf Registration” (AICPA, Technical Questions and Answers), legal and other fees incurred for a stock issue under a shelf registration should be capitalized as a prepaid expense. When securities are taken off the shelf and sold, a portion of the costs attributable to the securities sold should be charged against paid-in-capital. Any subsequent costs incurred to keep the filing “alive” should be charged to expense as incurred. If the filing is withdrawn, the related capitalized costs should be charged to expense.”

As such, the costs incurred with registering shares are capitalized as a deferred asset and charged against paid-in-capital on a pro-rata basis as shares are sold. Any remaining deferred asset balance associated with “unsold shares” is expensed at the end of the program period (one year from the effective date of the filing). Costs incurred in filing Form 486B, if necessary, are expensed.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Macpeak at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

Kathleen Macpeak